Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-194589

April 14, 2014

Weibo Corporation

Weibo Corporation, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 (calling these numbers is not toll-free outside the United States). You may also access the Company’s most recent prospectus dated April 14, 2014, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 14, 2014, or Amendment No. 3, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1595761/000119312514141528/d652805df1a.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3. All references to page numbers are to page numbers in Amendment No. 3.

(1) Add the following on pages 7 and 8:

Recent Developments

The following sets forth our selected unaudited financial data for the three months ended March 31, 2014.

•	Revenues. Our total revenues for the three months ended March 31, 2014 were $67.5 million, consisting of advertising and marketing revenues of $51.9 million and other revenues of $15.6 million, as compared to total revenues of $25.9 million for the three months ended March 31, 2013, consisting of advertising and marketing revenues of $18.8 million and other revenues of $7.1 million. Our total revenues for the three months ended March 31, 2014 decreased from the total revenues of $71.4 million for the three months ended December 31, 2013 primarily due to seasonality. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations.”

•	Net Loss. Our net loss for the three months ended March 31, 2014 was $47.4 million, as compared to a net loss of $19.2 million for the three months ended March 31, 2013. Our net loss for the three months ended March 31, 2014 reflects a loss of $40.2 million in change in fair value of investor option liability and $2.2 million in stock-based compensation expenses.

•	Adjusted Net Loss. Our adjusted net loss for the three months ended March 31, 2014 was $4.8 million, as compared to an adjusted net loss of $18.4 million for the three months ended March 31, 2013.

•	Adjusted EBITDA. Our adjusted EBITDA for the three months ended March 31, 2014 was negative $0.6 million, as compared to adjusted EBITDA of negative $11.5 million for the three months ended March 31, 2013.

For information regarding our Adjusted Net Loss and Adjusted EBITDA, see “Summary Combined and Consolidated Financial Data—Non-GAAP Financial Measures.”

Our selected unaudited financial data for the three months ended March 31, 2014 may not be indicative of our financial results for future interim periods or for the full year ending December 31, 2014. See “Risk Factors—Risks Related to Our Business—Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict.” Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

(2) Replace “Ordinary shares outstanding immediately after this offering” with the following on page 12:

Ordinary shares outstanding immediately after this offering	87,653,671 Class A ordinary shares and 115,808,031 Class B ordinary shares (or 90,653,671 Class A ordinary shares and 115,808,031 Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs representing Class A ordinary shares in full, without giving effect to Ali WB’s right to acquire additional Class A ordinary shares upon the underwriters’ exercise of their option)

(3) Add the following to “Option to purchase additional ADSs” on page 12:

representing up to an additional 3,000,000 Class A ordinary shares

(4) Add the following on page 25:

Our short operating history and our rapid growth make it difficult for us to identify recurring seasonal trends in our business. The advertising industry in China experiences seasonality. Historically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year, and we believe that this seasonality affects our quarterly results.

(5) Add the following on page 157:

The composition of our audit committee complies with the requirements of Rule 5605(c)(2)(A) of the Listing Rules pursuant to the phase-in rules for newly listed companies. Pursuant to these rules, unless we decide to follow any available exemption, one member of our audit committee must satisfy the audit committee member independence and other qualification requirements at the time of listing, a majority of members must satisfy these requirements within 90 days of listing, and all members must satisfy these requirements within one year of listing.

(6) Add the following to footnote (9) on page 162:

The number of ordinary shares beneficially owned after this offering represents (1) 34,892,308 Class A ordinary shares redesigned and converted from ordinary shares and preferred shares held by Ali WB, (2) 3,023,996 ADSs, representing the same number of Class A ordinary shares, that Ali WB agrees to purchase from us in this offering at the initial public offering price, (3) 3,023,996 Class A ordinary shares being issued to Ali WB in the concurrent private placement, and (4) 24,191,969 Class A ordinary shares that Ali WB is purchasing from SINA.

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